December 26, 2019 Via EDGAR and e-mail

Mayer Brown LLP

1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

Bradley W. Berman

Direct Tel +1 212 506 2321

bberman@mayerbrown.com

Edward P. Bartz Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Re:	m+ funds Trust, Series 1-8 Registration Statement on Form S-6 Filed December 26, 2019 File Nos.: 333-235759 and 811-23503

Dear Mr. Bartz:

On behalf of our client, m+ funds Trust, we submitted to the Securities and Exchange Commission on December 26, 2019 for filing the above-referenced registration statement for the m+ Buffered Fund, m+ funds Trust, Series 1-8 (the “Trust”), a series of the m+ funds Trust.

We are advised by m+ funds Trust that Series 1-8 will not be materially different than the Alaia m+ Buffered Fund, Alaia Market Linked Trust, Series 1-7 (Registration No. 333- 234171), which was filed and became effective on October 25, 2019. As in Alaia Market Linked Trust Series 1-7, the reference asset for m+ funds Trust Series 1-8 will be the SPDR® S&P 500® ETF (the “Reference Asset”). m+ funds Trust Series 1-8 will also invest in a portfolio of exchange-traded options, and/or cash or cash equivalents. As in Series 1-7, m+ funds Trust Series 1-8 will provide investors with insulation against a specified price decline in the Reference Asset.

Please feel free to call me at (212) 506-2321 with any questions.

Edward P. Bartz

U.S. Securities and Exchange Commission

December 26, 2019

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz

Steve Houston

Rep Poppell

Michael S. Rosen

Anna T. Pinedo

Hanwen Zhang

Mingli Wu